SECL 06004703 IMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 2 5 2006 WASH, D.C. 213 SECTION

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SEC FILE NUMBER
8-65427

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2005** (MM/DD/YY) AND ENDING **12/31/2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wellstone Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6030 Bethelview Road, Suite 101
(No. and Street)

Cumming	**Georgia**	**30040**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne Grant **(678) 513-7889**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE, Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 0 8 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Yvonne Grant,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wellstone Securities, LLC**, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLSTONE SECURITIES, LLC

(A Wholly Owned Subsidiary of the African American Church Growth Foundation, Inc.)

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Wellstone Securities, LLC

We have audited the accompanying balance sheet of Wellstone Securities, LLC (the "Company"), a wholly owned subsidiary of the African American Church Growth Foundation, Inc., as of December 31, 2005, and the related statements of operations and member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Wellstone Securities, LLC for the year ended December 31, 2004 were audited by other auditors whose report, dated February 9, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 10, 2006

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

WELLSTONE SECURITIES, LLC
(A Wholly Owned Subsidiary of the African American Church Growth Foundation, Inc.)

Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 60,594	107,420
Clearing deposit	15,000	15,000
Commissions receivable	31,944	35,254
Prepaid expenses	-	3,580
Office furnishings and equipment, net of accumulated depreciation of $7,674 and $4,148	15,961	19,487
	$ 123,499	180,741
Liabilities and Member's Equity		
Liabilities:		
Accounts and commissions payable	$ 18,167	38,548
Payroll taxes payable	3,380	473
Total liabilities	21,547	39,021
Commitments		
Member's equity	101,952	141,720
	$ 123,499	180,741

See accompanying notes to financial statements.

WELLSTONE SECURITIES, LLC
(A Wholly Owned Subsidiary of the African American Church Growth Foundation, Inc.)

Statements of Operations and Member's Equity

For the Years Ended December 31, 2005 and 2004

	2005	2004
Operating income:		
Commissions	$ 1,377,431	1,869,968
Investment advisory fees	124,168	98,030
Fees under service agreement	160,657	348,651
Other fees and income	15,539	1,001
	1,677,795	2,317,650
Operating expenses:		
Commissions	1,317,208	1,741,123
Employee compensation and benefits	266,800	303,343
Clearing costs	6,887	39,417
Occupancy	21,732	38,172
Other operating	101,410	91,834
Interest	-	1,126
Depreciation	3,526	2,340
Total operating expenses	1,717,563	2,217,355
Net earnings (loss)	(39,768)	100,295
Beginning member's equity	141,720	41,425
Ending member's equity	$ 101,952	141,720

See accompanying notes to financial statements.

WELLSTONE SECURITIES, LLC
(A Wholly Owned Subsidiary of the African American Church Growth Foundation, Inc.)

Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net earnings (loss)	$ (39,768)	100,295
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:		
Depreciation	3,526	2,340
Change in accrued commissions receivable	3,310	4,813
Change in prepaid expenses	3,580	5,650
Change in accounts and commissions payable	(20,381)	(3,047)
Change in payroll taxes payable	2,907	(10,330)
Net cash provided by (used in) operating activities	(46,826)	99,721
Cash flows from investing activities consisting of purchases of office furnishings and equipment	-	(4,527)
Net change in cash	(46,826)	95,194
Cash at beginning of period	107,420	12,226
Cash at end of period	$ 60,594	107,420
Supplemental disclosure of cash paid for:		
Interest	$ -	1,126

See accompanying notes to financial statements.

WELLSTONE SECURITIES, LLC
(A Wholly Owned Subsidiary of the African American
Church Growth Foundation, Inc.)

Notes to Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business

Wellstone Securities, LLC (the "Company") is a Georgia limited liability company formed April 2, 2002. The Company's operations commenced in November 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers ("NASD") and is licensed to sell securities and investment services in 40 states. The Company is registered to sell equity and debt securities, retail mutual funds, municipal securities, variable life insurance, variable annuities, real estate syndications, tax shelters, and limited partnerships. The Company maintains a custody-clearing relationship with Sterne Agee & Leach, Inc.

The Company also offers investment advisory services and securities private placement services. Substantially all of the Company's revenues from the sale of such products and services are by independent registered representatives under non-exclusive contracts. The Company was formed by Cornerstone Ministries Investments, Inc. ("CMI") and was gifted to the African American Church Growth Foundation, Inc. (the "Parent") in October 2002. The Parent is a Georgia not-for-profit organization.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition

Commissions represent transactions processed and net fees charged to customers per transaction for buy and sell transactions processed. The Company reports commissions from customer transactions on a trade date basis, with related commission expenses and associated costs reported on a trade date basis. Fees earned from providing investment advisory and private placement services are recorded as the services are completed.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Office Furnishings and Equipment

Office furnishings and equipment are carried at cost, net of accumulated depreciation. Depreciation of office furnishings and equipment is provided using the straight-line method for financial reporting purposes at rates based on the estimated useful lives of the assets (five to ten years).

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Parent is a not-for-profit organization that qualifies for its tax-exempt status under Internal Revenue Code §501(c)(3). The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Any liability for income taxes is that of the Parent.

(1) **Description of Business and Summary of Significant Accounting Policies, continued**

Reclassifications

Certain amounts in the 2004 financial statements have been revised to conform to the 2005 presentation.

(2) **Concentrations of Risk and Economic Dependence**

CMI is an unrelated third party that provides two sources of revenue to the Company. The Company has a Sales Agency agreement dated November 30, 2004 with CMI to manage the distribution and sales of CMI's Series F Certificates of Indebtedness and its common stock. The Company receives a 4% commission on its sales of these securities. In addition, the Company has a Servicing Agent agreement with CMI whereby the Company earns an additional 1% commission for management and distribution services related to this securities offering.

Revenues earned from CMI for the years ended December 31, 2005 and 2004 are as follows:

		2005	2004
Sales commissions	$	482,056	619,933
Servicing agent commissions		169,657	348,651
Total	$	651,713	968,584
Percentage of total revenues		38.8%	41.8%

(3) **Commitments**

The Company has leased its office space located in Cumming, Georgia on a month-to-month basis after its initial one-year lease term expired on July 31, 2003. Included in occupancy expense is $14,400 and $32,550 of expense related to this lease for 2005 and 2004, respectively.

(4) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital, as defined, of $71,556, which was $66,556 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .30 to 1.

SUPPLEMENTAL

SCHEDULE

WELLSTONE SECURITIES, LLC
(A Wholly Owned Subsidiary of the African American
Church Growth Foundation, Inc.)

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2005

Computation of Net Capital:

Member's equity	$	101,952
Less deductions:		
Non-allowable assets:		
Receivables from non-customers		(14,135)
Office furnishings and equipment, net		(15,961)
Haircut on securities position		(300)
Net capital		71,556
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Net capital in excess of requirement	$	66,556
Computation of aggregate indebtedness:		
Aggregate indebtedness	$	21,547
Ratio of aggregate indebtedness to net capital		.30 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2005) and the amount computed above

Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
Wellstone Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Wellstone Securities, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

To the Member
Wellstone Securities, LLC
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 10, 2006